vtech

VTech Corporate Services Ltd

82-35765

Exempted No. :
Our Ref. No. : CS013-05/02/ws
Direct Line : (852) 2680 5031 / 2680 5033 / 2680 5002
Fax No. : (852) 2665 5099
(Please contact Anthony AU / Annie CHAN / Winnie SO)

02015463

02 FEB 26 AM 8:50

25th February, 2002

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the press announcement of Revised AT&T Brand License Agreement of VTech Holding Limited dated 22nd February, 2002 as published in an English newspaper in Hong Kong on 25th February, 2002 for your filing.

Yours faithfully

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

AU Shiu Kee, Anthony
Company Secretarial Manager

Encl.

c.c. *Ms. Kathy Jiang*
ADR Div., The Bank of New York (New York)
Fax No. 0062-1-212-571-3050
(w/ enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/ enclosure)

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

www.vtech.com

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT
REVISED AT&T BRAND LICENSE AGREEMENT

The Board refers to the announcement of the Company dated 19th January, 2000 in relation to the Brand License Agreement entered into between VTech USA and AT&T Corp, pursuant to which AT&T Corp had granted VTech USA a ten year renewable license to manufacture, market, distribute and sell certain telecommunications products bearing the AT&T Marks.

The Board wishes to announce that VTech USA and VTech Innovation have entered into the Revised AT&T Brand License Agreement with AT&T Corp, pursuant to which the parties have agreed, inter alia, to revise certain terms and conditions of the Brand License Agreement.

On 19th January, 2000, the Company announced that VTech USA had entered into the Brand License Agreement with AT&T Corp pursuant to which AT&T Corp had granted VTech USA a ten year renewable license to manufacture, market, distribute and sell certain telecommunications products bearing the AT&T Marks.

On 24th January, 2002, the Brand License Agreement was novated by VTech USA to VTech Innovation and certain revisions were made to the Brand License Agreement.

The Revised AT&T Brand License Agreement

Date of the Agreement : 24th January, 2002

Parties :

Licensor	:	AT&T Corp
Assignor	:	VTech USA
Assignee	:	VTech Innovation (hereinafter referred to as Licensee)

License : AT&T grants to Licensee a ten-year royalty bearing, non-transferable and non-sublicensable License to use the Licensed Marks on Licensed Products in the Licensed Territory which *includes the United States, Canada, Puerto Rico, and Greater China (on an exclusive basis)*, and Europe and the Americas (on a non-exclusive basis). Licensed Products include: corded wireline telephones, cordless wireline telephones, wireline telephone accessories, telephone answering devices, and internet access products. Internet access products in all Licensed Territories are non-exclusive.

The Licensee has the right to extend the license for an initial period of five years and then a further period of five years provided certain performance requirements are achieved, making the total extension ten years.

Revised Royalties, Payment and Fees : Under the Revised AT&T Brand License Agreement the net sales percentages of the relevant categories of products have been reduced and the percentage of net sales royalties payable by the Licensee varies over time and between products and there is no maximum royalty payment. The aggregate minimum royalty payments per annum range from US$8,167,000.00 for the year 2001 to US$13,100,000.00 in 2008.

Revised pricing of Warrants : Pursuant to the Brand License Agreement, the Company had issued to AT&T Corp warrants to subscribe 3,000,000 shares of the Company at an initial subscription price of HK$20.00 per warrant (subject to adjustments). Under the Revised AT&T Brand License Agreement, the revised subscription price will be the average of the closing price of the shares of the Company as quoted on the Hong Kong Stock Exchange for the five (5) dealing days immediately preceding 15th July, 2002 or the initial subscription price of HK$20.00, whichever is lower.

The warrants are not listed on either the Hong Kong Exchange or the London Stock Exchange.

General : The Directors consider that the terms of the Revised AT&T Brand License Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

Definitions : The following defined terms are used in this announcement:

"AT&T Corp"	AT&T Corp., a New York corporation, with offices located at 32 Avenue of the Americas, New York, NY10013, United States of America
"AT&T Marks"	AT&T, the AT&T globe design, and the trade dress related to the AT&T and AT&T globe design marks
"Board"	The board of directors of the Company
"Brand License Agreement"	The agreement dated 19th January, 2000 entered into between VTech USA and AT&T Corp.
"Company"	VTech Holdings Limited
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Licensed Territory"	The Americas, Greater China and Europe (as more particularly defined in the Revised AT&T Brand License Agreement)
"London Stock Exchange"	The London Stock Exchange plc.
"Revised AT&T Brand License Agreement"	The Revised First Amended and Restated AT&T Consumer Wireline Telephony Brand License Agreement dated 24th January, 2002
"VTech Innovation"	VTech Innovation L.P. d/b/a Advanced American Telephones, an indirect wholly-owned subsidiary of VTech USA, is a Delaware Limited Partnership with offices at 8770 SW Nimbus Avenue Beaverton, OR97008
"VTech USA"	VTech USA Holdings, LLC, a wholly-owned subsidiary of the Company, is a Delaware corporation having its principal office at 101 East Palatine Road, Wheeling, IL 60090, United States of America

By order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 22nd February, 2002

CS013-06/02/ws